Issued on behalf of Reed Elsevier PLC and Reed Elsevier NV
18 February 2010
REED ELSEVIER 2009 RESULTS ANNOUNCEMENT

Robust financial performance in unprecedented global recession
•	Core professional information revenues held up relatively well

•	Advertising and promotion markets significantly impacted

•	Costs reduced substantially

•	Excellent first year profit growth from ChoicePoint acquisition

•	Strong cash generation and improved financial position
Business trends continue in 2010; longer term prospects encouraging

Reed Elsevier

				Change at constant
	2009	2008	Change	currencies
	£m	£m	%	%
Revenue	6,071	5,334	+14%	0%
Adjusted operating profit	1,570	1,379	+14%	+1%
Adjusted operating margin	25.9%	25.9%
Reported operating profit	787	901	-13%	-22%
Adjusted pre tax profit	1,279	1,205	+6%	-6%
Adjusted operating cash flow	1,558	1,407	+11%	-2%
Net borrowings	3,931	5,726

Parent Companies	Reed Elsevier PLC			Reed Elsevier NV
			Change			Change
	2009	2008	%	2009	2008	%
Adjusted earnings per share	45.9p	44.6p	+3%	€0.79	€0.87	-8%
Reported earnings per share	17.2p	22.1p	-22%	€0.32	€0.44	-27%
Ordinary dividend per share	20.4p	20.3p	0%	€0.400	€0.404	-1%
Adjusted figures are supplemental performance measures used by management. Reconciliations between the reported and adjusted figures are set out in note 5 to the Combined Financial Information on page 30.
Commenting on the results, Anthony Habgood, Chairman of Reed Elsevier, said:
“We are pleased that our 2009 results were relatively robust given the depth of the global recession. In addition, during the second half we substantially strengthened our balance sheet both through an equity placing and through good cash generation. In November, Erik Engstrom took over as CEO and, as expected, has hit the ground running. The late cycle nature of some of our markets makes for a tough environment in 2010 but the fundamentals of our businesses are strong, our balance sheet is in good shape and new management is in place with the background, experience and ambition to drive the business forward.”

Reed Elsevier 2009 Results Announcement   2
Reed Elsevier’s Chief Executive Officer, Erik Engstrom, commented:
“Our professional information revenues held up relatively well in what was a difficult year for most of our customers. However businesses dependent on our customers’ marketing budgets were hit hard.
In the near term, some of our customer markets remain under pressure but longer term our prospects are encouraging. We have high quality assets in attractive global growth markets and we are focusing each business on its own top priorities in order to capture these growth opportunities. Across Reed Elsevier we are committed to delivering world class information and tools that enable our customers to make critical decisions, enhance productivity and improve outcomes and this is combined with a relentless pursuit of process innovation and cost efficiency. I am convinced that these goals will deliver increased value for our shareholders.”
Robust financial performance in unprecedented global recession
•	Core professional information revenues held up relatively well

Elsevier (44% of adjusted operating profits)
•	Revenue growth +4%, adjusted operating profit +9%, at constant currency

•	Strong growth in electronic clinical reference, clinical decision support and nursing and health professional education; continued weakness in pharma promotion

•	Solid science journal subscription renewals from 2008 supported 2009 revenue growth
LexisNexis (42% of adjusted operating profits)
•	Revenue growth +14%, adjusted operating profit +13%, at constant currency, including full year contribution of ChoicePoint acquisition

•	Core law firm markets flat in US and marginally lower internationally reflecting downturn in legal services industry

•	US directory listings well behind prior year; corporate, government and academic markets lower

•	Risk Solutions sees strong growth in Insurance and Government markets but decline in other markets; profits grow strongly
•	Advertising and promotion markets significantly impacted

Reed Exhibitions (10% of adjusted operating profits)
•	Revenues -21%, adjusted operating profits -28%, at constant currency

•	Lower space sales and fewer paying delegates as corporations cut back on marketing spend; net cycling out of biennial exhibitions

Reed Elsevier 2009 Results Announcement   3
Reed Business Information (6% of adjusted operating profits)
•	Revenues -18%, adjusted operating profits -35%, at constant currency

•	Advertising markets depressed; subscriptions less impacted; growth in data services
•	Costs reduced substantially
•	Significant actions across the cost base including the previously announced restructuring programmes

•	Underlying costs (i.e. excluding acquisitions and disposals) were 5.4% or £227m lower

•	Adjusted operating margin flat; 0.8% points lower underlying, despite 6% underlying revenue decline
•	Excellent first year profit growth from ChoicePoint acquisition
•	Proforma revenues +1%, adjusted operating profits +44%, at constant currency

•	Strong revenue growth in Insurance business; declines in employment screening and other markets

•	Strong growth in profitability driven by Insurance business and significant integration benefits
•	Strong cash generation and improved financial position
•	Conversion of adjusted operating profit into cash at 99%

•	Free cash flow of £1,051m before restructuring spend and dividends

•	£829m net proceeds of equity placing in July 2009 used to reduce debt

•	Net debt at 31 December 2009 £3.9bn ($6.3bn; €4.4bn)

•	Net debt/adjusted ebitda: 2.9x (pensions and lease adjusted) (LTM June 2009: 3.6x)
Parent company earnings per share and dividends
•	Adjusted earnings per share +3% to 45.9p for Reed Elsevier PLC and -8% to €0.79 for Reed Elsevier NV; -9% at constant currencies

•	Equity placing in July 2009 has 4% dilutive effect on adjusted earnings per share; further 4% full year effect expected in 2010 (8% in first half)

•	Reported earnings per share -22% to 17.2p for Reed Elsevier PLC and -27% to €0.32 for Reed Elsevier NV: principally reflects RBI intangible asset and goodwill impairment and higher charges for intangible asset amortisation, exceptional restructuring and acquisition integration

•	Reed Elsevier PLC final dividend flat at 15.0p; equalised Reed Elsevier NV final dividend +1% to €0.293. Total dividends for 2009 +0.5% to 20.4p for Reed Elsevier PLC and -1% to €0.400 for Reed Elsevier NV. (Difference in growth rates in the equalised dividends reflects changes in the euro:sterling exchange rate since prior year dividend announcement dates)

Reed Elsevier 2009 Results Announcement   4
Outlook
As expected, business trends seen in the second half are continuing in 2010, particularly with regard to late cycle effects in our relatively resilient professional markets. Advertising and promotion and certain other markets, such as employee screening, remain difficult. The rate of revenue decline is, however, expected to slow as comparatives get easier. A modest reduction in adjusted operating margin is expected due to a weak revenue environment and increased investment in legal markets.
•	Elsevier: Good growth is expected to continue in electronic medical reference, clinical decision support and health professions, although pharma promotion remains weak. Completion of subscription renewals for 2010 is well progressed. Academic budget pressures are continuing. Lower overall revenue growth is expected.

•	LexisNexis: Trends in US legal and international markets are expected to continue, reflecting pressures on the legal industry and late cycle effects on subscription revenues. Good growth is continuing in the insurance segment in Risk Solutions. Adjusted operating margin is expected to be lower, reflecting a weak revenue environment and increasing product, marketing and infrastructure spend in the legal businesses, partially mitigated by continuing cost actions and the growing profitability of the ChoicePoint business.

•	Reed Exhibitions: Forward bookings remain cautious with exhibitors committing later. Annual show revenues are expected to be lower. 2010 will see benefit of net cycling in of biennial shows.

•	Reed Business Information: Current trends are expected to continue with advertising markets remaining difficult, late cycle effects maintaining pressure on print subscriptions and good growth in data services. Revenues are expected to be lower and re-engineering of portfolio and costs will continue.
Late cycle effects are continuing in 2010 and will be particularly severe in the first half which will also see dilution from the July 2009 share placings. We are confident that Reed Elsevier has high quality assets in attractive global growth markets and that the longer term prospects are encouraging.

ENQUIRIES:	Sybella Stanley (Investors)	Patrick Kerr (Media)
	+44 (0)20 7166 5630	+44 (0)20 7166 5646

FORWARD LOOKING STATEMENTS
This results announcement contains forward-looking statements within the meaning of Section 27A of the US Securities Act 1933, as amended, and Section 21E of the US Securities Exchange Act 1934, as amended. These statements are subject to a number of risks and uncertainties and actual results and events could differ materially from those currently being anticipated as reflected in such forward-looking statements. The terms “expect”, “should be”, “will be” and similar expressions identify forward-looking statements. Factors which may cause future outcomes to differ from those foreseen in forward-looking statements include, but are not limited to: general economic and business conditions; demand for our products and services; competitive factors in the industries in which we operate; exchange rate fluctuations; legislative, fiscal and regulatory developments; political risks; terrorism, acts of war and pandemics; changes in law and legal interpretations affecting Reed Elsevier’s intellectual property rights and internet communications; the impact of technological change; and other risks referenced from time to time in the filings of Reed Elsevier PLC and Reed Elsevier NV with the US Securities and Exchange Commission.

Reed Elsevier 2009 Results Announcement   5
Operating and financial review
OPERATING REVIEW

	£			€			%	%
							Change at
	2009	2008	Change	2009	2008	Change	constant	Underlying
	£m	£m	%	€m	€m	%	currencies	growth rates

Revenue
Elsevier	1,985	1,700	+17%	2,223	2,142	+4%	+4%	+4%
LexisNexis	2,557	1,940	+32%	2,864	2,444	+17%	+14%	-4%
Reed Exhibitions	638	707	-10%	715	891	-20%	-21%	-22%
Reed Business Information	891	987	-10%	998	1,244	-20%	-18%	-18%

Total	6,071	5,334	+14%	6,800	6,721	+1%	0%	-6%

Adjusted operating profit
Elsevier	693	568	+22%	776	716	+8%	+9%	+9%
LexisNexis	665	513	+30%	745	646	+15%	+13%	-15%
Reed Exhibitions	152	183	-17%	170	230	-26%	-28%	-31%
Reed Business Information	89	126	-29%	99	159	-38%	-35%	-34%
Unallocated items	(29)	(11)		(32)	(14)

Total	1,570	1,379	+14%	1,758	1,737	+1%	+1%	-9%

Adjusted figures are supplemental measures used by management. Reconciliations between the reported and adjusted figures are set out in note 5 to the combined financial information on page 30. The reported operating profit figures are set out in note 2 on page 26.
Unless otherwise indicated, all percentage movements in the following commentary refer to performance at constant exchange rates. Underlying growth rates are calculated at constant currencies, excluding acquisitions and disposals. Constant currency growth rates are based on 2008 full year average and hedge exchange rates.
Elsevier

	£			€			%	%
							Change
	2009	2008	Change	2009	2008	Change	at constant	Underlying
	£m	£m	%	€m	€m	%	currencies	growth rates

Revenue
Science & Technology	985	848	+16%	1,103	1,068	+3%	+5%	+5%
Health Sciences	1,000	852	+17%	1,120	1,074	+4%	+3%	+3%

	1,985	1,700	+17%	2,223	2,142	+4%	+4%	+4%

Adjusted operating profit	693	568	+22%	776	716	+8%	+9%	+9%
Adjusted operating margin	34.9%	33.4%	1.5pts	34.9%	33.4%	1.5pts

Elsevier had a relatively robust year. In a challenging academic budget environment, the journals business entered 2009 with good subscription renewals from 2008. In Health Sciences, growing online sales in medical reference, clinical decision support and nursing and health professional education were partly held back by weak pharma promotion markets. Adjusted operating margins improved through significant restructuring and cost actions.
Revenues and adjusted operating profits increased by 4% and 9% respectively at constant currencies, both before and after minor acquisitions. Cost growth was limited to 1% through significant cost savings, including: the streamlining of business processes in shared services; the continued ramp up of journal and book production operations in our Chennai facility; the further outsourcing of IT development and back office activities, including application management and financial transaction processing; the consolidation of activities, including technology operations and real estate; and more effective leveraging of global procurement.

Reed Elsevier 2009 Results Announcement   6
Operating and financial review
The reported operating margin, after amortisation of acquired intangible assets and exceptional restructuring costs, was 28.4%, up 2.3 percentage points.
Science & Technology saw revenue growth of 5% at constant currencies. This was driven by good ScienceDirect subscription renewals entering the year. Online usage of ScienceDirect continued to grow close to 20%. The Scopus abstract and indexing database saw strong growth in subscriptions and was expanded through the addition of new content in the humanities. Good growth in e-books and other online transactional sales were offset by lower print book sales reflecting tighter customer budgets and channel destocking.
In Health Sciences, revenues were up 3% at constant currencies. Strong performances in medical research, nursing and health professional education, and in clinical decision support were in part tempered by continuing weakness in pharma promotion markets. Pharma promotion and other advertising revenues, which accounted for approximately 20% of Health Sciences’ revenues, were down 7%, reflecting fewer blockbuster drug launches and a reduction in the marketing budgets of pharmaceutical companies. Excluding pharma promotion and other advertising, revenues were 5% ahead at constant currencies. The growth in medical research reflects growing online subscriptions to medical content. In nursing and health professional education, strong growth was achieved through the increasing demand for healthcare professionals, new publishing, and the further development and increasing penetration of online resources. Double-digit growth was seen in clinical decision support with growing demand for online workflow solutions that combine content with predictive analytics. In clinical reference, strong growth in MDConsult and other online reference products was offset by lower print book sales.
Elsevier has continued its long standing commitment to innovation and new product development. In scientific and medical research, the focus is on building out new content and data sets and increasing the functionality of cross-discipline and discipline-specific research and discovery tools. Institutional planning and performance tools are also being developed to help improve economic outcomes for researchers and academic leaders. Additionally in Health Sciences there is particular focus on increasing the range and sophistication of our clinical decision support solutions to make healthcare more efficient and to improve medical outcomes.
For 2010, good momentum is expected in health sciences from the continued growth in the health professions and the increasing adoption of online resources, although pharma promotion and other advertising revenues remain weak. Academic budget pressures are expected to continue. Overall revenue growth is expected to be lower for the year.

Reed Elsevier 2009 Results Announcement   7
Operating and financial review
LexisNexis

	£			€			%	%
							Change
	2009	2008	Change	2009	2008	Change	at constant	Underlying
	£m	£m	%	€m	€m	%	currencies	growth rates

Revenue
US Legal	1,126	1,017	+11%	1,261	1,281	-2%	-6%	-6%
International	566	545	+4%	634	687	-8%	-3%	-1%
Risk Solutions	865	378	+129%	969	476	+104%	+95%	-2%

	2,557	1,940	+32%	2,864	2,444	+17%	+14%	-4%

Adjusted operating profit	665	513	+30%	745	646	+15%	+13%	-15%
Adjusted operating margin	26.0%	26.4%	-0.4pts	26.0%	26.4%	-0.4pts

LexisNexis had a challenging year. The core law firm business was flat in the US and marginally lower internationally reflecting the downturn in the legal industry whilst US directory listings were well behind the prior year as firms cut back on directory spend. Corporate, government and academic markets were lower. ChoicePoint made an excellent contribution in its first year, growing its profits strongly and boosting overall revenues and profits. Adjusted operating margins were slightly lower due to the underlying revenue decline largely mitigated by further restructuring and cost actions and the strong growth in ChoicePoint profitability.
Revenues and adjusted operating profits increased by 14% and 13% respectively at constant currencies including a first full year contribution from the ChoicePoint business acquired in September 2008. Excluding ChoicePoint and minor acquisitions and disposals, underlying revenues and adjusted operating profits were down 4% and 15% respectively. The overall adjusted operating margin was 0.4 percentage points lower at 26.0% reflecting the underlying revenue decline and increases in spending on new product development, sales and marketing and operational support, largely mitigated by the further restructuring and cost actions, and the increasing profitability of ChoicePoint.
Cost savings include: the full year benefit of the consolidation in 2008 of the Corporate and Public Markets business with US Legal as well as the consolidation of US operations; continued outsourcing of systems engineering and maintenance, software development engineering, data fabrication, and other production activities; the further consolidation and streamlining of technology operations and real estate; more effective leveraging of global procurement; streamlining of the screening business in Risk; and consolidation of activities on the integration of ChoicePoint.
The reported operating margin, after amortisation of acquired intangible assets and exceptional restructuring and acquisition integration costs, was 13.2%, down 1.8 percentage points, reflecting intangible asset amortisation of the ChoicePoint acquisition and acquisition integration costs.
The US Legal business saw revenues decline 6% at constant currencies, or 4% before changes in revenue recognition in Martindale Hubbell, largely driven by weakness in corporate, government and academic markets and cutbacks by law firms on directory spend. The core law firm business held up well, with revenues flat, despite the significant impact of the economic downturn on the legal industry. This reflects the continuing demand for legal research information services and growth in workflow solutions particularly in litigation services.
The Martindale Hubbell lawyer directory listings business saw revenues down 17% on a like for like basis as law firms cut back on directory marketing. In recognition of Martindale Hubbell’s transformation into a web marketing services company, all listing revenues in 2009 have been attributed to the online listings and recognised rateably

Reed Elsevier 2009 Results Announcement   8
Operating and financial review
over the listing period; print directories are no longer provided except as separately ordered by customers. The change in timing of revenue recognition has a one time adverse effect in 2009.
Good progress is being made in developing the next generation of legal research products, and the advanced back office infrastructure to support them, to deliver an integrated and superior customer experience across legal research, workflow tools, practice solutions and client development. Progressive product introductions over the next few years will combine advanced technology with enriched content and sophisticated analytics and applications. LexisNexis’ goal is to deliver not just better search results, but better outcomes for customers. In addition, sales coverage is being expanded and more intuitive user interfaces and expanded litigation workflow tools are being added to the current offering. This will result in a higher ongoing level of capital expenditure and lower margin through continuing development spend and will over the longer term drive growth and operational efficiencies.
Government, corporate and academic markets were 6% lower with customer budgets under pressure and reduced transactional activity, impacting in particular the news and business information databases.
The LexisNexis International business, ie the non US businesses, saw revenues decline 3% at constant currencies, or 1% underlying before taking account of the sale in the prior year of the Latin American business. The pressures on the legal services industry internationally mirror those seen in the US, particularly in the UK with the impact mostly on print product sales as customers increasingly rely on the online service. With less penetration of online services in international markets than in the US, online revenues have continued to grow strongly at 9% as firms seek to increase their effectiveness. This has largely been offset by the decline in print sales.
The Risk Solutions business saw revenues almost double at constant currencies including a full year contribution of the ChoicePoint business acquired in September 2008. Underlying revenues, before ChoicePoint, were 2% lower reflecting the slowdown in transactional activity in the US economy, largely offset by strong growth in government markets.
The ChoicePoint business saw revenues up 1% on a proforma basis with adjusted operating profits up 44%, delivering a first year post tax return of 6.0% on the $4.1 billion purchase. Strong revenue growth in the insurance segment, up 10%, was driven by high transactional activity in auto and property insurance markets and by increasing sales of more powerful data and analytics products. This strong growth in insurance and cost savings from the integration of ChoicePoint and LexisNexis drive the increased profitability. The 1% proforma revenue growth is after a 13% decline in the non-insurance businesses, principally in pre-employment screening, reflecting the economic downturn. Significant cost actions in the screening business limited the profit impact of this decline.
The business trends seen in US legal and international markets are expected to continue into 2010 reflecting the continuing pressures on the legal industry and the subscription nature of much of the revenue. Good growth momentum is expected in the insurance segment in Risk Solutions and screening markets should stabilise as the US economy recovers. The overall adjusted operating margin is expected to be lower, reflecting the effects of a weak revenue environment and increases in spend on product development, infrastructure, and sales and marketing in the Legal business, partly mitigated by continuing cost actions and the growing profitability of the ChoicePoint business.

Reed Elsevier 2009 Results Announcement   9
Operating and financial review
Reed Exhibitions

	£			€			%	%
							Change
	2009	2008	Change	2009	2008	Change	at constant	Underlying
	£m	£m	%	€m	€m	%	currencies	growth rates

Revenue	638	707	-10%	715	891	-20%	-21%	-22%

Adjusted operating profit	152	183	-17%	170	230	-26%	-28%	-31%
Adjusted operating margin	23.8%	25.9%	-2.1pts	23.8%	25.9%	-2.1pts

Reed Exhibitions had a difficult year with customers cutting back on promotional expenditure and the net cycling out of biennial exhibitions. The revenue decline, mitigated in part by substantial cost savings, has reduced adjusted operating margins.
Revenues and adjusted operating profits were down 21% and 28% respectively at constant currencies, or 22% and 31% before minor portfolio changes. Adjusted for biennial show cycling, underlying revenues and adjusted operating profits were 13% and 18% lower respectively. Significant cost savings were made through management streamlining, operational efficiencies and headcount reductions across the business. The operating margin, after amortisation of acquired intangible assets and exceptional restructuring costs, was 17.9%, down 0.8 percentage points, before goodwill impairment charges on certain minor shows.
Sales of exhibition space and ancillary services were lower across all major geographies. There was also a decline in paying delegates at the small number of shows which charge significant fees for participation. Across the regions, annual show revenues were 14% lower in the US, 13% in Japan, and 17% in Europe. The shows overall have however been successful with attendances remaining resilient and strong satisfaction expressed by exhibitors and visitors.
Whilst 2010 will see the benefit of the net cycling in of biennial shows, bookings going into the year remain cautious with exhibitors committing later than usual and revenues from annual shows are expected to be lower.
Reed Business Information

	£			€			%	%
							Change
	2009	2008	Change	2009	2008	Change	at constant	Underlying
	£m	£m	%	€m	€m	%	currencies	growth rates

Revenue
UK	263	306	-14%	295	386	-24%	-15%	-16%
US	246	288	-15%	275	363	-24%	-27%	-27%
NL	198	202	-2%	222	254	-13%	-13%	-13%
International	184	191	-4%	206	241	-15%	-14%	-13%

	891	987	-10%	998	1,244	-20%	-18%	-18%

Adjusted operating profit	89	126	-29%	99	159	-38%	-35%	-34%
Adjusted operating margin	10.0%	12.8%	-2.8pts	10.0%	12.8%	-2.8pts

Reed Business Information had a very tough year with advertising markets severely impacted by the economic recession. Print subscription revenues declined less and data services saw good growth. Adjusted operating margins were lower due to the revenue decline partly mitigated by substantial cost savings.
Revenues and adjusted operating profits were 18% and 35% lower respectively at constant currencies, or 18% and 34% before acquisitions and disposals. Total underlying costs were 15% lower driven by substantial cost savings.

Reed Elsevier 2009 Results Announcement   10
Operating and financial review
The operating margin, after amortisation of acquired intangible assets and restructuring costs, was negative 2.4% before impairment charges, down 8.0 percentage points reflecting the revenue decline and significantly higher exceptional restructuring costs.
Overall advertising revenues (47% of RBI revenues) were down 29%, with online advertising revenues down 14% and print advertising revenues down substantially more at 37%. Print subscription and other revenues declined 10%. In contrast, data services revenues (17% of RBI revenues) grew 10%.
The controlled circulation magazines and certain other print titles in the US, accounting for 47% of US revenues, are being sold, restructured in anticipation of sale or closed. Variety and the entertainment group, RCD (Reed Construction Data), and the BuyerZone lead generation business are being retained. These businesses saw revenues decline 16%.
The imperative is to continue restructuring the magazines business and the advertising driven portfolio; to align the cost base with reduced revenue expectations; and to further grow the data services business.
Advertising markets remain difficult and late cycle effects continue to put pressure on subscriptions. Data services continue to grow well. 2010 will be another difficult year for RBI with further revenue declines.

Reed Elsevier 2009 Results Announcement   11
Operating and financial review
FINANCIAL REVIEW
REED ELSEVIER COMBINED BUSINESSES
Currency
The average exchange rates in the year saw the US dollar stronger against both sterling and the euro, whilst the euro was stronger against sterling. This gives a favourable effect on translation of reported results expressed in sterling with relatively minor effects when expressed in euros.
Reported figures

	£			€			%
							Change
	2009	2008	Change	2009	2008	Change	at constant
	£m	£m	%	€m	€m	%	currencies

Reported figures
Revenue	6,071	5,334	+14%	6,800	6,721	+1%	+0%
Reported operating profit	787	901	-13%	881	1,135	-22%	-22%
Reported pre tax profit	435	617	-29%	487	777	-37%	-36%
Reported profit attributable	391	476	-18%	438	587	-25%	-26%

(The reported figures include amortisation and impairment of acquired intangible assets and goodwill, exceptional restructuring and acquisition related costs, disposals and other non operating items, related tax effects and movements in deferred tax assets and liabilities that are not expected to crystallise in the near term. Adjusted figures that exclude these items are used by Reed Elsevier as additional performance measures and are discussed later below.)
Revenue was £6,071m/€6,800m (2008: £5,334m/€6,721m), up 14% expressed in sterling and up 1% when expressed in euros, including a full year contribution from the ChoicePoint business acquired in September 2008. At constant exchange rates, revenue was flat compared with the prior year. Underlying revenues, ie before acquisitions and disposals, were 6% lower principally reflecting the impact of the global recession on our markets, most particularly the significant downturn in advertising and promotion markets in Reed Exhibitions and Reed Business Information (RBI).
Reported operating profit, after amortisation and impairment of acquired intangible assets and goodwill and exceptional restructuring and acquisition related costs, was £787m/€881m (2008: £901m/€1,135m), down 13% in sterling and 22% in euros. The decrease principally reflects intangible asset and goodwill impairment charges relating to RBI and increased restructuring and acquisition integration spend, partly offset in sterling by currency translation effects.
The amortisation charge in respect of acquired intangible assets, including the share of amortisation in joint ventures, amounted to £368m/€412m (2008: £281m/€354m), up £87m/€58m as a result of ChoicePoint and other 2008 acquisitions and, in sterling, currency translation effects. Charges for impairment of acquired intangible assets and goodwill were £177m/€198m (2008: £9m/€11m) principally relating to RBI and certain minor exhibitions businesses.
Exceptional restructuring costs incurred amounted to £182m/€204m (2008: £152m/€192m) relating to the major restructuring programmes announced in February 2008 and 2009 and included severance, outsourcing migration and related vacant property costs. Acquisition related costs amounted to £48m/€54m (2008: £27m/€34m) principally in respect of the integration of the ChoicePoint business into LexisNexis.
Disposals and other non operating losses of £61m/€68m (2008: £92m/€116m) comprise restructuring costs in relation to assets held for sale and related closures, in particular RBI US controlled circulation titles, less net gains on disposals of minor titles and investments and fair value increases in the portfolio of venture capital investments.
Net finance costs were higher at £291m/€326m (2008: £192m/€242m, including £18m/€23m of acquisition related fees incurred in connection with ChoicePoint acquisition financing) principally reflecting a full year’s financing of the ChoicePoint acquisition and, in sterling, currency translation effects, less the benefit of the July 2009 share placing and free cash flow.

Reed Elsevier 2009 Results Announcement   12
Operating and financial review
The reported profit before tax, including amortisation and impairment of acquired intangible assets and goodwill, exceptional restructuring and acquisition related costs, and non operating items, was £435m/€487m (2008: £617m/€777m).
The reported tax charge was lower at £40m/€45m (2008: £155m/€195m) reflecting the reduced reported profit before tax, geographic mix effects, tax credits on prior period disposals of £34m/€38m and the full year deferred tax credit on amortisation of the deferred tax liability established on acquisition of ChoicePoint in relation to its intangible assets.
Discontinued operations
Net profit from discontinued operations of £18m/€10m in the prior year comprised the gain on disposal of the remaining Education Division businesses of £67m/€72m less taxes of £49m/€62m.
Total operations
The reported attributable profit of £391m/€438m compares with £476m/€587m in 2008, reflecting the lower reported profit before tax partly mitigated by lower tax costs and, in sterling, currency translation effects.
Adjusted figures

	£			€			%
							Change
	2009	2008	Change	2009	2008	Change	at constant
	£m	£m	%	€m	€m	%	currencies

Adjusted figures
Adjusted operating profit	1,570	1,379	+14%	1,758	1,737	+1%	+1%
Adjusted operating margin	25.9%	25.9%		25.9%	25.9%
Adjusted pre tax profit	1,279	1,205	+6%	1,432	1,518	-6%	-6%
Adjusted profit attributable	982	919	+7%	1,099	1,159	-5%	-5%
Adjusted operating cash flow	1,558	1,407	+11%	1,745	1,773	-2%	-2%
Cash flow conversion	99%	102%		99%	102%

(Adjusted figures are used by Reed Elsevier as additional performance measures and are stated before the amortisation and impairment of acquired intangible assets and goodwill, exceptional restructuring and acquisition related costs, and, in respect of earnings, reflect a tax rate that excludes the effect of movements in deferred taxation assets and liabilities that are not expected to crystallise in the near term. Exceptional restructuring costs relate to the major restructuring programmes announced in February 2008 and 2009. Acquisition related costs relate to acquisition integration and fees incurred in connection with acquisition financing. Profit and loss on disposals and other non operating items are also excluded from the adjusted figures. Reconciliations between the reported and adjusted figures are set out in note 5 to the combined financial information. Comparison at constant exchange rates uses 2008 full year average and hedge exchange rates.)
Adjusted operating profit was £1,570m/€1,758m (2008: £1,379m/€1,737m), up 14% expressed in sterling and up 1% in euros, including a full year contribution from the ChoicePoint business acquired in September 2008. At constant exchange rates, adjusted operating profits were up 1%. Underlying adjusted operating profits, ie before acquisitions and disposals, were 9% lower reflecting the operational gearing on underlying revenue declines of 6%. Underlying costs were £227m/€254m lower than in 2008 or 5.4%, at constant currencies, through significant cost actions across the business including the exceptional restructuring programmes.
The overall adjusted operating margin was unchanged at 25.9% (2008: 25.9%). An underlying margin decline of 0.8 percentage points was largely offset by the strong growth in profitability and adjusted operating margin at ChoicePoint.
The net pension expense was £18m/€20m (2008: £36m/€46m). Excluding the unallocated net pension financing credit, the net pension expense was lower at £24m/€27m (2008: £75m/€95m), reflecting the higher discount rates and lower inflation assumptions at the beginning of the year compared with the prior year and pension curtailment credits of £43m/€48m arising from changes to pension plan benefits and staff reductions, partially offset in sterling by currency translation effects. The net

Reed Elsevier 2009 Results Announcement   13
Operating and financial review
pension financing credit was £6m/€7m (2008: £39m/€49m) reflecting the lower market value of scheme assets at the beginning of the year compared with a year before. The charge for share based payments was £17m/€19m (2008: £46m/€58m) reflecting reduced vesting assumptions for long term incentive schemes. Restructuring costs, other than in respect of the exceptional restructuring programme and acquisition integration, were £20m/€22m (2008: £13m/€16m).
Net interest expense was £291m/€326m (2008:£174m/€219m before acquisition related financing fees) principally reflecting a full year’s financing of the ChoicePoint acquisition and, in sterling, currency translation effects, less the benefit of the July 2009 share placing and free cash flow.
Adjusted profit before tax was £1,279m/€1,432m (2008: £1,205m/€1,518m), up 6% expressed in sterling and down 6% when expressed in euros. At constant exchange rates, adjusted profit before tax was 6% lower reflecting the flat adjusted operating profit performance and higher net interest expense.
The effective tax rate on adjusted profit before tax at 22.9% was marginally lower than the rate in 2008 reflecting financing efficiencies and geographic mix effects. The effective tax rate on adjusted profit before tax excludes movements in deferred taxation assets and liabilities that are not expected to crystallise in the near term, and more closely aligns with cash tax costs. Adjusted operating profits and taxation are grossed up for the equity share of taxes in joint ventures.
The adjusted profit attributable to shareholders of £982m/€1,099m (2008: £919m/€1,159m) was up 7% expressed in sterling and 5% lower in euros. At constant exchange rates, adjusted profit attributable to shareholders was down 5%.
Cash flows
Adjusted operating cash flow was £1,558m/€1,745m (2008: £1,407m/€1,773m), up 11% when expressed in sterling and 2% lower in euros, or down 2% at constant currencies.
The rate of conversion of adjusted operating profits into cash flow was very high at 99% (2008: 102%). The small decline in adjusted operating cash flow at constant currencies reflects the 1% increase in adjusted operating profits at constant currencies and the slightly lower cash flow conversion rate than the prior year’s record level.
Capital expenditure included within adjusted operating cash flow was £242m/€271m (2008: £172m/€217m), including £164m/€184m (2008: £115m/€145m) in respect of capitalised development costs included within internally generated intangible assets. The increase reflects a full year of ChoicePoint capital expenditures and increased investment in product platforms and related infrastructure, and, in sterling, currency translation effects.
Free cash flow — after interest and taxation — was £1,051m/€1,177m (2008: £999m/€1,259m) before exceptional restructuring and acquisition related spend. The increase in sterling reflects the currency translation benefit included in adjusted operating cash flow, partially offset by higher interest payments. When expressed in euros, the decrease reflects the higher interest payments and the small decline in adjusted operating cash flow.
Exceptional restructuring spend was £124m/€139m (2008: £72m/€91m) principally relating to severance, outsourcing migration and vacant property costs. Payments made in respect of acquisition integration amounted to £45m/€51m (2008: £27m/€34m) principally in respect of the ChoicePoint acquisition. Tax paid in the year was reduced by £36m/€40m (2008: £32m/€40m) in relation to the restructuring and acquisition related spend.
Ordinary dividends paid to shareholders in the year, being the 2008 final and 2009 interim dividends, amounted to £457m/€512m (2008: £418m/€528m). In 2008, the special distribution paid to shareholders in January 2008 from the net proceeds of the Education Division disposal amounted to £2,013m/€2,690m (including £27m/€35m paid to the employee benefit trust).
Free cash flow — after dividends and exceptional restructuring and acquisition integration spend — was £461m/€515m (2008: £496m/€625m). Spend on acquisitions was £94m/€105m, including £56m/€63m of payments in respect of ChoicePoint change of control and other non operating liabilities assumed on acquisition, and £29m/€32m in respect of deferred consideration on prior year acquisitions. Including deferred consideration payable, an amount of £17m/€19m was capitalised

Reed Elsevier 2009 Results Announcement   14
Operating and financial review
in the year as acquired intangible assets and £6m/€7m as goodwill. The total consideration in respect of acquisitions made in the year was £9m/€10m. Tax paid in the year was reduced by £53m/€59m in relation to settlement of outstanding ChoicePoint share options on acquisition and other liabilities.
Proceeds, net of expenses, from share placings by the parent companies in July 2009 were £829m/€928m. No share repurchases were made by the parent companies in the year (2008: £40m/€50m) and no shares of the parent companies were purchased by the employee benefit trust (2008: £54m/€68m). Net proceeds from the exercise of share options were £5m/€6m (2008: £54m/€68m).
Debt
Net borrowings at 31 December 2009 were £3,931m/€4,402m (2008: £5,726m/€5,898m), a decrease of £1,795m/€1,496m since 31 December 2008. The decrease principally reflects the July 2009 share placings, which raised £829m/€928m net of expenses, free cash flow and currency translation effects. Expressed in sterling, currency translation effects decreased net borrowings by £559m, reflecting the impact of the weakening of the US dollar, from $1.45:£1 at the beginning of the year to $1.62:£1 at the end, on the largely US dollar denominated net debt. Expressed in euros, currency translation differences decreased net debt by €112m, largely reflecting the impact of the weakening of the dollar, from $1.41:€1 at the beginning of the year to $1.44:€1 at the end.
Gross borrowings after fair value adjustments at 31 December 2009 amounted to £4,706m/€5,270m (2008: £6,142m/€6,326m). The fair value of related derivative assets was £41m/€46m (2008: £41m/€42m). Cash balances totalled £734m/€822m (2008: £375m/€386m).
As at 31 December 2009, after taking into account interest rate and currency derivatives, a total of 75% of Reed Elsevier’s gross borrowings (equivalent to 90% of net borrowings) were at fixed rates with a weighted average remaining life of 5.7 years and interest rate of 6.0%.
Net pension obligations, ie pension obligations less pension assets, at 31 December 2009 were £235m/€263m (2008: £369m/€380m). The decrease reflects the impact of higher plan asset values, pension benefit curtailments and currency translation partially offset by the effects of lower discount rates and an increased inflation assumption in the UK scheme.
The ratio of net debt to adjusted ebitda (earnings before interest, tax, depreciation and amortisation) at 31 December 2009 was 2.2x (2008: 2.7x, proforma for ChoicePoint), and 2.9x (LTM June 2009: 3.6x; 2008: 3.3x; proforma for ChoicePoint) on a pensions and lease adjusted basis. Reed Elsevier’s target is a ratio of net debt to adjusted ebitda of 2.0-3.0x (on a pensions and lease adjusted basis) over the longer term, consistent with a solid investment grade credit rating.
Liquidity
Fixed rate term debt of $1,500m, €600m and £300m and floating rate term debt of €50m, totalling £1,836m/€2,056m, were issued in the year in maturities ranging from 4 to 10 years, with a weighted average coupon of 7.5% (before taking into account fixed to floating interest rate swaps), and the proceeds used to repay the majority of the ChoicePoint acquisition facility, being bank loans maturing in 2010 and 2011. The net proceeds of the July 2009 equity placings were used to repay the outstanding ChoicePoint acquisition facility and reduce short term commercial paper borrowings.
At 31 December 2009, Reed Elsevier had in place a $2.5bn committed bank facility maturing in May 2010, providing back up for commercial paper borrowings and other short term debt, none of which was drawn, and a $2.0bn committed bank facility, forward starting in May 2010 and maturing in May 2012. In January 2010 the $2.5bn committed facility maturing in May 2010 was cancelled and the start date of the $2.0bn committed facility brought forward to start immediately. This back up facility provides security of funding for $2.0bn of short term debt to May 2012.
After taking account of these committed bank facilities and available cash resources, no borrowings mature in 2010 and 2011, £730m/€817m of borrowings mature in 2012 and £3,201m/€3,585m mature in 2013 and beyond. The strong free cash flow of the business, the available resources and back up facilities, and Reed Elsevier’s ability to access debt capital markets are expected to provide sufficient liquidity to repay or refinance borrowings as they mature.

Reed Elsevier 2009 Results Announcement   15
Operating and financial review
Capital employed and returns
The capital employed at 31 December 2009 was £11,918m/€13,348m (2008: £13,125m/€13,470m) after adding back accumulated amortisation and impairment of acquired intangible assets and goodwill. The decrease of £1,207m/€122m principally reflects the impact of currency translation at year end rates.
The return on average capital employed in the year was 10.4% (2008:12.1%). This is based on adjusted operating profits for the year, less tax at the effective rate, and the average of the capital employed at the beginning and end of the year, retranslated at the average exchange rates, adjusted for major acquisition timing and to exclude the gross up to goodwill in respect of deferred tax liabilities established on acquisitions in relation to intangible assets. The reduction in the return reflects the initially dilutive effect on returns of the ChoicePoint acquisition and the lower adjusted operating profits in the business excluding ChoicePoint.
Acquisitions typically dilute the overall return initially, but build to deliver longer term returns well over Reed Elsevier’s average for the business. The recent acquisitions made in the years 2007 and 2008 are delivering post tax returns in 2009 of 10% and 6% respectively. The post tax return on ChoicePoint was 6% in the year, which compares with 4% in the prior year on a proforma basis.
PARENT COMPANIES

	Reed Elsevier PLC			Reed Elsevier NV
	2009	2008	Change	2009	2008	Change
	pence	pence	%	€	€	%

Adjusted earnings per share	45.9p	44.6p	+3%	€0.79	€0.87	-8%
Reported earnings per share	17.2p	22.1p	-22%	€0.32	€0.44	-27%
Ordinary dividend per share	20.4p	20.3p	0%	€0.400	€0.404	-1%

For the parent companies, Reed Elsevier PLC and Reed Elsevier NV, adjusted earnings per share were respectively up 3% at 45.9p (2008: 44.6p) and down 8% at €0.79 (2008: €0.87). At constant rates of exchange, the adjusted earnings per share of both companies decreased by 9%.
The July 2009 equity placings had a dilutive effect on adjusted earnings per share of approximately 4% in 2009, taking into account the interest expense saved on the borrowings repaid from the proceeds of the equity placings and the increase in the average number of parent company shares in issue. The further dilutive effect on adjusted earnings per share in 2010 is expected to be approximately 4% (8% in the first half).
The reported earnings per share for Reed Elsevier PLC shareholders was 17.2p (2008: 22.1p) and for Reed Elsevier NV shareholders was €0.32 (2008: €0.44). The decline principally reflects the intangible asset and goodwill impairment charges in RBI, higher exceptional restructuring and acquisition integration costs, and the dilutive effect of the equity placing.
The equalised final dividends proposed are 15.0p per share for Reed Elsevier PLC and €0.293 per share for Reed Elsevier NV, unchanged and up 1% respectively compared with the prior year. This gives total dividends for the year of 20.4p (2008: 20.3p) and €0.400 (2008: €0.404), up 0.5% and down 1% on 2008 respectively. The difference in growth rates in the equalised dividends reflects changes in the euro:sterling exchange rate since prior year dividend announcement dates.
Dividend cover, based on adjusted earnings per share and the total interim and proposed final dividends for the year, is 2.3 times for Reed Elsevier PLC and 2.0 times for Reed Elsevier NV. The dividend policy of the parent companies is, subject to currency considerations, to grow dividends broadly in line with adjusted earnings per share whilst maintaining dividend cover (being the number of times the annual dividend is covered by the adjusted earnings per share) of at least two times over the longer term.
In July 2009, Reed Elsevier PLC placed 109.2m ordinary shares at 405p per share for proceeds, net of issue costs, of £435m (€487m) and Reed Elsevier NV placed 63.0m ordinary shares at €7.08 per share for net proceeds of €441m (£394m). The

Reed Elsevier 2009 Results Announcement   16
Operating and financial review
numbers of ordinary shares issued represented 9.9% of the issued ordinary share capital of the respective parent companies prior to the placings.
On 18 January 2008, a special distribution was paid to shareholders in the equalisation ratio representing the net proceeds of the sale of the Education division. The distribution was 82.0p per share for Reed Elsevier PLC and €1.767 per share for Reed Elsevier NV and amounted to £2,013m/€2,690m in aggregate. The special distribution was accompanied by a consolidation of the ordinary share capitals of Reed Elsevier PLC and Reed Elsevier NV on the basis of 58 new ordinary shares for every 67 existing ordinary shares, representing a 13.4% consolidation of ordinary share capital of both companies.
No shares were repurchased in the year. Shares repurchased in the prior year totalled 3.2m ordinary shares of Reed Elsevier PLC and 2.1m ordinary shares of Reed Elsevier NV.

Reed Elsevier 2009 Results Announcement   17
Principal Risks
The principal risks facing Reed Elsevier arise from the highly competitive and rapidly changing nature of our markets, the increasingly technological nature of our products and services, the international nature of our operations, legislative, fiscal and regulatory developments, and economic conditions in our markets. Certain businesses could also be affected by the impact on publicly funded and other customers of changes in funding and by cyclical pressures on advertising and promotional spending or through the availability of alternative free sources of information.
Reed Elsevier has established risk management practices that are embedded into the operations of the businesses based on the framework in internal control issued by the Committee of Sponsoring Organisations of the Treadway Commission (COSO), and are reviewed by the Audit Committees and Boards. Important specific risks that have been identified and are being addressed include:
•	Demand for our products and services may be impacted by factors beyond our control such as the economic environment in the United States and other major economies. Macroeconomic, political and market conditions may adversely affect the availability of short and long term funding, volatility of interest rates, currency exchange rates and inflation.

•	Reed Elsevier’s businesses are dependent on the continued acceptance by our customers of our products and services and the value placed on them. We cannot predict whether there will be changes in the future which will affect the acceptability of our products, services and prices to our customers.

•	Our businesses operate in highly competitive markets. These markets continue to change in response to technological innovations, changing legislation, regulatory changes, the entrance of new competitors and other factors. We cannot predict with certainty the changes that may occur and the effect of those changes on the competitiveness of our businesses. We continue to invest significant resources to further adapt to the changing market and competitive environment. There is no assurance that this investment will produce satisfactory long term returns.

•	Reed Elsevier’s businesses are increasingly dependent on electronic platforms and networks, primarily the internet, for delivery of products and services. Although plans and procedures are in place to reduce such risks, our businesses could be adversely affected if their electronic delivery platforms and networks experience a significant failure, interruption, or security breach.

•	Our products and services are largely comprised of intellectual property content delivered through a variety of media. We rely on trademark, copyright, patent and other intellectual property laws to establish and protect our proprietary rights in these products and services. There is a risk that our proprietary rights could be challenged, limited, invalidated or circumvented.

•	A number of our businesses rely extensively upon content and data from external sources to maintain our databases. Data is obtained from public records, governmental authorities, customers and other information companies, including competitors. The disruption or loss of data sources in the future, because of changes in the law or because data suppliers decide not to supply them, could adversely affect our business if we were unable to arrange for substitute sources in a timely manner or at all.

•	The scientific, technical and medical (STM) primary publications of Elsevier, like those of most of our STM competitors, are published on a paid subscription basis. There has been debate in the government, academic and library communities, which are the principal customers for our STM publications, regarding whether such publications should be funded instead through fees charged to authors and from governmental and other subsidies or made freely available after a period following publication. If these methods of STM publishing are widely adopted or mandated, it could adversely affect our revenue from paid subscription publications.

•	New organisational and operational structures are being developed with increased focus on outsourcing and offshoring functions. The failure of third parties to whom we have outsourced activities could adversely affect our business performance, reputation and financial condition.

•	We operate a number of pension schemes around the world, the largest schemes being of the defined benefit type in the UK, the US and the Netherlands. The assets and obligations associated with defined benefit pension schemes are

Reed Elsevier 2009 Results Announcement   18
Principal Risks
particularly sensitive to changes in the market values of assets and the market related assumptions used to value scheme liabilities.
•	Our businesses operate in over 200 locations worldwide and our earnings are subject to taxation in many differing jurisdictions and at differing rates. We seek to organise our affairs in a tax efficient manner, taking account of the jurisdictions in which we operate. However, tax laws that apply to Reed Elsevier businesses may be amended by the relevant authorities. Such amendments, or their application to Reed Elsevier businesses, could adversely affect our reported results.

•	We often acquire and dispose of businesses to reshape and strengthen our portfolio and engage in restructuring activities. If we are unable to generate the anticipated benefits such as revenue growth, synergies and/or cost savings associated with these acquisitions and restructuring activities this could adversely affect our reputation and financial condition.

•	If the ratings of our long term debt are downgraded in the future, our borrowing costs and access to capital may be adversely affected. A rating is based upon information furnished by us or obtained by the relevant rating agency from its own sources and is subject to revision, suspension or withdrawal by the rating agency at any time. Rating agencies may review the assigned ratings due to developments that are beyond our control.
The Reed Elsevier combined financial statements are expressed in pounds sterling and are, therefore, subject to movements in exchange rates on the translation of the financial information of businesses whose operational currencies are other than sterling. The United States is our most important market and, accordingly, significant fluctuations in the US dollar exchange rate could significantly affect our reported results.

Reed Elsevier 2009 Results Announcement   19
Combined financial information
Combined income statement
For the year ended 31 December 2009

	£		€
	2009	2008	2009	2008
	£m	£m	€m	€m

Revenue — continuing operations	6,071	5,334	6,800	6,721
Cost of sales	(2,252)	(1,916)	(2,523)	(2,414)

Gross profit	3,819	3,418	4,277	4,307
Selling and distribution costs	(1,112)	(1,053)	(1,246)	(1,327)
Administration and other expenses	(1,935)	(1,482)	(2,167)	(1,868)

Operating profit before joint ventures	772	883	864	1,112
Share of results of joint ventures	15	18	17	23

Operating profit — continuing operations	787	901	881	1,135

Finance income	7	33	8	42
Finance costs	(298)	(225)	(334)	(284)

Net finance costs	(291)	(192)	(326)	(242)

Disposals and other non operating items	(61)	(92)	(68)	(116)

Profit before tax — continuing operations	435	617	487	777
Taxation	(40)	(155)	(45)	(195)

Net profit from continuing operations	395	462	442	582
Net profit from discontinued operations	—	18	—	10

Net profit for the year	395	480	442	592

Attributable to:
Parent companies’ shareholders	391	476	438	587
Non-controlling interests	4	4	4	5

Net profit for the year	395	480	442	592

Adjusted profit figures are presented in notes 2 and 5 as additional performance measures.

Reed Elsevier 2009 Results Announcement   20
Combined financial information
Combined statement of comprehensive income
For the year ended 31 December 2009

	£		€
	2009	2008	2009	2008
	£m	£m	€m	€m

Net profit for the year	395	480	442	592

Exchange differences on translation of foreign operations	(122)	340	(50)	59
Cumulative exchange differences on disposal of foreign operations	—	27	—	54
Actuarial gains/(losses) on defined benefit pension schemes	6	(347)	7	(437)
Fair value movements on available for sale investments	—	(9)	—	(11)
Cumulative fair value movements on disposal of available for sale investments	1	—	1	—
Fair value movements on cash flow hedges	53	(243)	59	(306)
Transfer to net profit from hedge reserve (net of tax)	84	(14)	94	(18)
Tax recognised directly in equity	(25)	156	(28)	196

Other comprehensive (expense)/income for the year	(3)	(90)	83	(463)

Total comprehensive income for the year	392	390	525	129

Attributable to:
Parent companies’ shareholders	388	386	521	124
Non-controlling interests	4	4	4	5

Total comprehensive income for the year	392	390	525	129

Reed Elsevier 2009 Results Announcement   21
Combined financial information
Combined statement of cash flows
For the year ended 31 December 2009

	£		€
	2009	2008	2009	2008
	£m	£m	€m	€m

Cash flows from operating activities — continuing operations
Cash generated from operations	1,604	1,452	1,796	1,830
Interest paid	(302)	(222)	(338)	(280)
Interest received	9	43	10	54
Tax paid	(120)	(215)	(134)	(271)

Net cash from operating activities	1,191	1,058	1,334	1,333

Cash flows from investing activities — continuing operations
Acquisitions	(94)	(2,161)	(106)	(2,747)
Purchases of property, plant and equipment	(78)	(57)	(87)	(72)
Expenditure on internally developed intangible assets	(164)	(115)	(184)	(145)
Purchase of investments	(3)	(4)	(3)	(5)
Proceeds from disposals of property, plant and equipment	4	5	4	6
(Net costs)/proceeds of other disposals	(2)	8	(2)	10
Dividends received from joint ventures	23	23	26	29

Net cash used in investing activities	(314)	(2,301)	(352)	(2,924)

Cash flows from financing activities — continuing operations
Dividends paid to shareholders of the parent companies	(457)	(2,404)	(512)	(3,183)
Distributions to non-controlling interests	(3)	—	(3)	—
Increase/(decrease) in bank loans, overdrafts and commercial paper	107	(407)	120	(513)
Issuance of other loans	1,807	2,373	2,024	3,017
Repayment of other loans	(2,862)	(411)	(3,206)	(520)
Repayment of finance leases	(2)	(56)	(2)	(71)
Redemption of debt related derivative financial instruments	—	62	—	78
Proceeds on issue of ordinary shares	834	54	934	68
Purchase of treasury shares	—	(94)	—	(118)

Net cash used in financing activities	(576)	(883)	(645)	(1,242)

Net cash used in discontinued operations	—	(48)	—	(33)

Increase/(decrease) in cash and cash equivalents	301	(2,174)	337	(2,866)

Movement in cash and cash equivalents
At start of year	375	2,467	386	3,355
Increase/(decrease) in cash and cash equivalents	301	(2,174)	337	(2,866)
Exchange translation differences	58	82	99	(103)

At end of year	734	375	822	386

Adjusted operating cash flow figures are presented in note 5 as additional performance measures.

Reed Elsevier 2009 Results Announcement   22
Combined financial information
Combined statement of financial position
As at 31 December 2009

	£		€
	2009	2008	2009	2008
	£m	£m	€m	€m

Non-current assets
Goodwill	4,339	4,901	4,860	5,048
Intangible assets	3,632	4,404	4,068	4,536
Investments in joint ventures	135	145	151	149
Other investments	41	49	46	51
Property, plant and equipment	292	329	327	339
Net pension assets	110	152	123	157
Deferred tax assets	208	353	233	363

	8,757	10,333	9,808	10,643

Current assets
Inventories and pre-publication costs	275	348	308	358
Trade and other receivables	1,492	1,685	1,671	1,736
Derivative financial instruments	71	76	79	78
Cash and cash equivalents	734	375	822	386

	2,572	2,484	2,880	2,558

Assets held for sale	5	49	6	50

Total assets	11,334	12,866	12,694	13,251

Current liabilities
Trade and other payables	2,471	2,769	2,768	2,852
Derivative financial instruments	102	258	114	266
Borrowings	678	448	759	461
Taxation	479	554	536	571
Provisions	134	79	150	81

	3,864	4,108	4,327	4,231

Non-current liabilities
Borrowings	4,028	5,694	4,511	5,865
Deferred tax liabilities	1,272	1,525	1,425	1,570
Net pension obligations	345	521	386	537
Provisions	61	35	69	36

	5,706	7,775	6,391	8,008

Liabilities associated with assets held for sale	5	2	6	2

Total liabilities	9,575	11,885	10,724	12,241

Net assets	1,759	981	1,970	1,010

Capital and reserves
Combined share capitals	225	209	252	215
Combined share premiums	2,807	2,529	3,144	2,605
Combined shares held in treasury	(698)	(783)	(782)	(806)
Translation reserve	(100)	(14)	79	174
Other combined reserves	(502)	(988)	(753)	(1,207)

Combined shareholders’ equity	1,732	953	1,940	981
Non-controlling interests	27	28	30	29

Total equity	1,759	981	1,970	1,010

Approved by the boards of Reed Elsevier PLC and Reed Elsevier NV, 17 February 2010.

Reed Elsevier 2009 Results Announcement   23
Combined financial information
Combined statement of changes in equity
For the year ended 31 December 2009

								£
		Combined	Combined		Other	Combined	Non-
	Combined	share	shares held in	Translation	combined	shareholders’	controlling
	share capitals	premiums	treasury	reserve	reserves	equity	interests	Total equity
	£m	£m	£m	£m	£m	£m	£m	£m

Balance at 1 January 2009	209	2,529	(783)	(14)	(988)	953	28	981
Total comprehensive income for the year	—	—	—	(122)	510	388	4	392
Dividends declared	—	—	—	—	(457)	(457)	(3)	(460)
Issue of ordinary shares, net of expenses	20	395	—	—	419	834	—	834
Increase in share based remuneration reserve	—	—	—	—	17	17	—	17
Settlement of share awards	—	—	57	—	(60)	(3)	—	(3)
Exchange differences on translation of capital and reserves	(4)	(117)	28	36	57	—	(2)	(2)

Balance at 31 December 2009	225	2,807	(698)	(100)	(502)	1,732	27	1,759

								£
		Combined	Combined		Other	Combined	Non-
	Combined	share	shares held in	Translation	combined	shareholders’	controlling
	share capitals	premiums	treasury	reserve	reserves	equity	interests	Total equity
	£m	£m	£m	£m	£m	£m	£m	£m

Balance at 1 January 2008	197	2,143	(619)	(145)	1,389	2,965	11	2,976
Total comprehensive income for the year	—	—	—	367	19	386	4	390
Dividends declared	—	—	—	—	(2,404)	(2,404)	—	(2,404)
Issue of ordinary shares, net of expenses	1	53	—	—	—	54	—	54
Increase in shares held in treasury	—	—	(94)	—	—	(94)	—	(94)
Increase in share based remuneration reserve	—	—	—	—	46	46	—	46
Settlement of share awards	—	—	8	—	(8)	—	—	—
Acquisitions	—	—	—	—	—	—	11	11
Exchange differences on translation of capital and reserves	11	333	(78)	(236)	(30)	—	2	2

Balance at 31 December 2008	209	2,529	(783)	(14)	(988)	953	28	981

Reed Elsevier 2009 Results Announcement   24
Combined financial information
Combined statement of changes in equity
For the year ended 31 December 2009

								€
		Combined	Combined		Other	Combined	Non-
	Combined	share	shares held in	Translation	combined	shareholders’	controlling
	share capitals	premiums	treasury	reserve	reserves	equity	interests	Total equity
	€m	€m	€m	€m	€m	€m	€m	€m

Balance at 1 January 2009	215	2,605	(806)	174	(1,207)	981	29	1,010
Total comprehensive income for the year	—	—	—	(50)	571	521	4	525
Dividends declared	—	—	—	—	(512)	(512)	(3)	(515)
Issue of ordinary shares, net of expenses	22	442	—	—	470	934	—	934
Increase in share based remuneration reserve	—	—	—	—	19	19	—	19
Settlement of share awards	—	—	64	—	(67)	(3)	—	(3)
Exchange differences on translation of capital and reserves	15	97	(40)	(45)	(27)	—	—	--

Balance at 31 December 2009	252	3,144	(782)	79	(753)	1,940	30	1,970

								€
		Combined	Combined		Other	Combined	Non-
	Combined	share	shares held in	Translation	combined	shareholders’	controlling
	share capitals	premiums	treasury	reserve	reserves	equity	interests	Total equity
	€m	€m	€m	€m	€m	€m	€m	€m

Balance at 1 January 2008	268	2,914	(842)	(170)	1,862	4,032	15	4,047
Total comprehensive income for the year	—	—	—	113	11	124	5	129
Dividends declared	—	—	—	—	(3,183)	(3,183)	—	(3,183)
Issue of ordinary shares, net of expenses	1	67	—	—	—	68	—	68
Increase in shares held in treasury	—	—	(118)	—	—	(118)	—	(118)
Increase in share based remuneration reserve	—	—	—	—	58	58	—	58
Settlement of share awards	—	—	10	—	(10)	—	—	—
Acquisitions	—	—	—	—	—	—	14	14
Exchange differences on translation of capital and reserves	(54)	(376)	144	231	55	—	(5)	(5)

Balance at 31 December 2008	215	2,605	(806)	174	(1,207)	981	29	1,010

Reed Elsevier 2009 Results Announcement   25
Notes to the combined financial information
1 Basis of preparation
The Reed Elsevier combined financial information (“the combined financial information”) represents the combined interests of the Reed Elsevier PLC and Reed Elsevier NV shareholders and encompasses the businesses of Reed Elsevier Group plc and Elsevier Reed Finance BV and their respective subsidiaries, associates and joint ventures, together with the two parent companies, Reed Elsevier PLC and Reed Elsevier NV (“Reed Elsevier” or “the combined businesses”).
The combined financial information, presented in condensed form, has been abridged from the audited combined financial statements for the year ended 31 December 2009, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union and as issued by the International Accounting Standards Board. The Reed Elsevier accounting policies under IFRS are set out in the Reed Elsevier Annual Reports and Financial Statements 2008 on pages 88 to 92, except as described below. The combined financial information has been prepared in accordance with those accounting policies. Financial information is presented in both sterling and euros.
In the 2009 financial year, IAS1 — Presentation of Financial Statements (revised 2007), IFRS8 — Operating Segments and amendments to IAS23 — Borrowing Costs came into force and have accordingly been adopted by Reed Elsevier. IAS1 (revised) has resulted in the renaming of certain of the primary financial statements and requires that the combined statement of changes in equity shows the changes in each component of equity. IFRS8 requires operating segments to be identified on a basis consistent with internal management structure and reporting, and has not resulted in a change to the segments presented. IAS23 requires borrowing costs that are directly attributable to the acquisition, construction, or production of a qualifying asset to be capitalised and has not led to any borrowing costs being capitalised in the year ended 31 December 2009. Additionally, a number of other interpretations and other minor revisions to accounting standards have been adopted that do not have a significant impact on Reed Elsevier’s accounting policies and reporting.
The directors of Reed Elsevier PLC and Reed Elsevier NV, having made appropriate enquiries, consider that adequate resources exist for the combined businesses to continue in operational existence for the foreseeable future and that, therefore, it is appropriate to adopt the going concern basis in preparing the combined financial information for the year ended 31 December 2009.

Reed Elsevier 2009 Results Announcement   26
Notes to the combined financial information
2 Segment analysis
Adjusted operating profit is one of the key segmental profit measures used by Reed Elsevier in assessing performance. Adjusted operating profit is defined as operating profit before the amortisation and impairment of acquired intangible assets and goodwill and exceptional restructuring and acquisition related costs, and is grossed up to exclude the equity share of taxes in joint ventures. Adjusted figures are reconciled to the reported figures in note 5.
Revenue — continuing operations

	£		€
	2009	2008	2009	2008
	£m	£m	€m	€m

Business segment
Elsevier	1,985	1,700	2,223	2,142
LexisNexis	2,557	1,940	2,864	2,444
Reed Exhibitions	638	707	715	891
Reed Business Information	891	987	998	1,244

Total	6,071	5,334	6,800	6,721

Geographical origin
North America	3,228	2,544	3,615	3,206
United Kingdom	897	905	1,005	1,140
The Netherlands	662	594	742	748
Rest of Europe	851	893	953	1,125
Rest of world	433	398	485	502

Total	6,071	5,334	6,800	6,721

Geographical market
North America	3,310	2,624	3,707	3,306
United Kingdom	513	580	575	731
The Netherlands	243	234	272	295
Rest of Europe	1,132	1,136	1,268	1,431
Rest of world	873	760	978	958

Total	6,071	5,334	6,800	6,721

Adjusted operating profit — continuing operations

	£		€
	2009	2008	2009	2008
	£m	£m	€m	€m

Business segment
Elsevier	693	568	776	716
LexisNexis	665	513	745	646
Reed Exhibitions	152	183	170	230
Reed Business Information	89	126	99	159

Subtotal	1,599	1,390	1,790	1,751
Corporate costs	(35)	(50)	(39)	(63)
Unallocated net pension financing credit	6	39	7	49

Total	1,570	1,379	1,758	1,737

Geographical origin
North America	777	618	870	779
United Kingdom	257	239	288	301
The Netherlands	243	206	272	259
Rest of Europe	212	237	237	299
Rest of world	81	79	91	99

Total	1,570	1,379	1,758	1,737

Reed Elsevier 2009 Results Announcement   27
Notes to the combined financial information
2 Segment analysis continued
Operating profit — continuing operations

	£		€
	2009	2008	2009	2008
	£m	£m	€m	€m

Business segment
Elsevier	563	443	631	558
LexisNexis	337	291	377	367
Reed Exhibitions	79	123	88	155
Reed Business Information	(163)	55	(183)	69

Subtotal	816	912	913	1,149
Corporate costs	(35)	(50)	(39)	(63)
Unallocated net pension financing credit	6	39	7	49

Total	787	901	881	1,135

Geographical origin
North America	252	334	282	421
United Kingdom	183	183	205	231
The Netherlands	218	179	244	226
Rest of Europe	95	151	106	189
Rest of world	39	54	44	68

Total	787	901	881	1,135

The unallocated net pension financing credit of £6m/€7m (2008: £39m/€49m) comprises the expected return on pension scheme assets of £189m/€212m (2008: £219m/€276m) less interest on pension scheme liabilities of £183m/€205m (2008: £180m/€227m).
Share of post-tax results of joint ventures of £15m/€17m (2008: £18m/€23m) included in operating profit comprises £4m/€5m (2008: £4m/€5m) relating to LexisNexis, £10m/€11m (2008: £14m/€18m) relating to Reed Exhibitions and £1m/€1m (2008: nil) relating to Reed Business Information.
3 Discontinued operations
Discontinued operations comprise the results of the Education division, the disposal of which was completed in January 2008 with the sale of the educational assessment business. The disposal of the US K-12 Schools Education and International businesses had completed in 2007.
Net profit from discontinued operations

	£		€
	2009	2008	2009	2008
	£m	£m	€m	€m

Revenue	—	12	—	15
Operating costs	—	(12)	—	(15)

Operating profit and profit before tax	—	—	—	—
Taxation	—	—	—	—

Profit after taxation	—	—	—	—
Gain on disposals	—	67	—	72
Tax on disposals	—	(49)	—	(62)

Net profit from discontinued operations	—	18	—	10

Reed Elsevier 2009 Results Announcement   28
Notes to the combined financial information
3 Discontinued operations continued
Cash flows from discontinued operations

	£		€
	2009	2008	2009	2008
	£m	£m	€m	€m

Net cash flow from operating activities	—	2	—	3
Net cash flow used in investing activities	—	(50)	—	(36)
Net cash flow from financing activities	—	—	—	—

Net movement in cash and cash equivalents	—	(48)	—	(33)

Net cash flow from investing activities for the year ended 31 December 2008 included cash proceeds, net of expenses, on the completed disposals of £270m/€367m and taxes paid on completed disposals of £320m/€403m.
4 Combined statement of cash flows
Reconciliation of operating profit before joint ventures to cash generated from operations — continuing operations

	£		€
	2009	2008	2009	2008
	£m	£m	€m	€m

Operating profit before joint ventures	772	883	864	1,112

Amortisation of acquired intangible assets	364	278	408	350
Impairment of acquired intangible assets and goodwill	169	9	189	11
Amortisation of internally developed intangible assets	139	88	156	111
Depreciation of property, plant and equipment	84	79	94	100
Share based remuneration	17	46	19	58

Total non cash items	773	500	866	630

Movement in working capital	59	69	66	88

Cash generated from operations	1,604	1,452	1,796	1,830

Reconciliation of net borrowings

				£
			Related
			derivative
	Cash & cash		financial
	equivalents	Borrowings	instruments	2009	2008
	£m	£m	£m	£m	£m

At start of year	375	(6,142)	41	(5,726)	(492)

Increase/(decrease) in cash and cash equivalents	301	—	—	301	(2,174)
Decrease/(increase) in borrowings	—	950	—	950	(1,499)
Redemption of debt related derivative financial instruments	—	—	—	—	(62)

Changes resulting from cash flows	301	950	—	1,251	(3,735)

Borrowings in acquired business	—	—	—	—	(219)
Inception of finance leases	—	(26)	—	(26)	(1)
Fair value adjustments	—	7	4	11	2
Exchange translation differences	58	505	(4)	559	(1,281)

At end of year	734	(4,706)	41	(3,931)	(5,726)

Reed Elsevier 2009 Results Announcement   29
Notes to the combined financial information
4 Combined statement of cash flows continued
Reconciliation of net borrowings

				€
			Related
			derivative
	Cash & cash		financial
	equivalents	Borrowings	instruments	2009	2008
	€m	€m	€m	€m	€m

At start of year	386	(6,326)	42	(5,898)	(669)

Increase/(decrease) in cash and cash equivalents	337	—	—	337	(2,866)
Decrease/(increase) in borrowings	—	1,064	—	1,064	(1,913)
Redemption of debt related derivative financial instruments	—	—	—	—	(78)

Changes resulting from cash flows	337	1,064	—	1,401	(4,857)

Borrowings in acquired business	—	—	—	—	(279)
Inception of finance leases	—	(29)	—	(29)	(1)
Fair value adjustments	—	8	4	12	3
Exchange translation differences	99	13	—	112	(95)

At end of year	822	(5,270)	46	(4,402)	(5,898)

Net borrowings comprise cash and cash equivalents, loan capital, finance leases, promissory notes, bank and other loans, and those derivative financial instruments that are used to hedge the fair value of fixed rate borrowings.
Borrowings by year of repayment

	£		€
	2009	2008	2009	2008
	£m	£m	€m	€m

Within 1 year	678	448	759	461

Within 1 to 2 years	349	1,707	390	1,758
Within 2 to 3 years	437	1,885	490	1,942
Within 3 to 4 years	640	578	717	595
Within 4 to 5 years	779	104	872	107
After 5 years	1,823	1,420	2,042	1,463

After 1 year	4,028	5,694	4,511	5,865

Total	4,706	6,142	5,270	6,326

Fixed rate term debt of $1,500m, €600m and £300m and floating rate term debt of €50m, totalling £1,836m/€2,056m, were issued in the year and used to repay $2.8bn of amounts outstanding on the ChoicePoint acquisition facility. The term debt was issued in 4, 5, 8 and 10 year maturities.
Short term bank loans, overdrafts and commercial paper were backed up at 31 December 2009 by a $2,500m (£1,548m/€1,734m) committed bank facility maturing in May 2010, which was undrawn, and a $2,000m (£1,238m/€1,387m) committed bank facility, forward starting in May 2010 and maturing in May 2012. In January 2010 the $2,500m committed facility maturing in May 2010 was cancelled and the start date of the $2,000m committed facility brought forward to start immediately. This back up facility provides security of funding for $2,000m of short term debt to May 2012.

Reed Elsevier 2009 Results Announcement   30
Notes to the combined financial information
5 Adjusted figures
Reed Elsevier uses adjusted figures as key performance measures. Adjusted figures are stated before amortisation and impairment of acquired intangible assets and goodwill, exceptional restructuring and acquisition related costs, disposal gains and losses and other non operating items, related tax effects and movements in deferred taxation assets and liabilities that are not expected to crystallise in the near term. Adjusted operating profit is also grossed up to exclude the equity share of taxes in joint ventures. Exceptional restructuring costs relate to the major restructuring programmes announced in February 2008 and 2009. Acquisition related costs relate to acquisition integration and fees incurred in connection with acquisition financing. Adjusted operating cash flow is measured after dividends from joint ventures and net capital expenditure but before payments in relation to exceptional restructuring and acquisition related costs. Adjusted figures are derived as follows:

	£		€
	2009	2008	2009	2008
	£m	£m	€m	€m

Operating profit — continuing operations	787	901	881	1,135
Adjustments:
Amortisation of acquired intangible assets	368	281	412	354
Impairment of acquired intangible assets and goodwill	177	9	198	11
Exceptional restructuring costs	182	152	204	192
Acquisition related costs	48	27	54	34
Reclassification of tax in joint ventures	8	9	9	11

Adjusted operating profit from continuing operations	1,570	1,379	1,758	1,737

Profit before tax — continuing operations	435	617	487	777
Adjustments:
Amortisation of acquired intangible assets	368	281	412	354
Impairment of acquired intangible assets and goodwill	177	9	198	11
Exceptional restructuring costs	182	152	204	192
Acquisition related costs	48	45	54	57
Reclassification of tax in joint ventures	8	9	9	11
Disposals and other non operating items	61	92	68	116

Adjusted profit before tax from continuing operations	1,279	1,205	1,432	1,518

Profit attributable to parent companies’ shareholders	391	476	438	587
Net profit from discontinued operations	—	(18)	—	(10)

Profit attributable to parent companies’ shareholders — continuing operations	391	458	438	577
Adjustments (post tax):
Amortisation of acquired intangible assets	411	318	460	401
Impairment of acquired intangible assets and goodwill	136	9	152	11
Exceptional restructuring costs	133	111	149	140
Acquisition related costs	33	31	37	39
Disposals and other non operating items	(22)	61	(25)	77
Deferred tax credits on acquired intangible assets not expected to crystallise in the near term	(100)	(69)	(112)	(86)

Adjusted profit attributable to parent companies’ shareholders from continuing operations	982	919	1,099	1,159

Cash generated from operations	1,604	1,452	1,796	1,830
Dividends received from joint ventures	23	23	26	29
Purchases of property, plant and equipment	(78)	(57)	(87)	(72)
Proceeds from disposals of property, plant and equipment	4	5	4	6
Expenditure on internally developed intangible assets	(164)	(115)	(184)	(145)
Payments relating to exceptional restructuring costs	124	72	139	91
Payments relating to acquisition related costs	45	27	51	34

Adjusted operating cash flow from continuing operations	1,558	1,407	1,745	1,773

Reed Elsevier 2009 Results Announcement   31
Notes to the combined financial information
5 Adjusted figures continued
Total operations

	£		€
	2009	2008	2009	2008
	£m	£m	€m	€m

Profit attributable to parent companies’ shareholders — total operations	391	476	438	587
Adjustments (post tax):
Amortisation of acquired intangible assets	411	318	460	401
Impairment of acquired intangible assets and goodwill	136	9	152	11
Exceptional restructuring costs	133	111	149	140
Acquisition related costs	33	31	37	39
Disposals and other non operating items	(22)	43	(25)	67
Deferred tax credits on acquired intangible assets not expected to crystallise in the near term	(100)	(69)	(112)	(86)

Adjusted profit attributable to parent companies’ shareholders from total operations	982	919	1,099	1,159

6 Pension schemes
The amount recognised in the balance sheet in respect of defined benefit pension schemes at the start and end of the year and the movements during the year were as follows:

	£		€
	2009	2008	2009	2008
	£m	£m	€m	€m

At start of year	(369)	50	(380)	68
Service cost (including curtailment credits of £43m/€48m (2008: nil))	(24)	(75)	(27)	(94)
Interest on pension scheme liabilities	(183)	(180)	(205)	(227)
Expected return on scheme assets	189	219	212	276
Actuarial gain/(loss)	6	(347)	7	(437)
Contributions by employer	101	79	113	100
Acquisitions	—	(9)	—	(11)
Curtailment on disposal of operations	—	3	—	4
Exchange translation differences	45	(109)	17	(59)

At end of year	(235)	(369)	(263)	(380)

The net pension obligation of £235m/€263m at 31 December 2009 comprises schemes in deficit including unfunded schemes with net pension obligations of £345m/€386m (2008: £521m/€537m) and schemes in surplus with net pension assets of £110m/€123m (2008: £152m/€157m).

Reed Elsevier 2009 Results Announcement   32
Notes to the combined financial information
7 Provisions
The amount recognised in the balance sheet in respect of provisions at the start and end of the year and the movements during the year were as follows:

	£		€
	2009	2008	2009	2008
	£m	£m	€m	€m

At start of year	114	21	117	28
Charged	227	79	254	100
Utilised	(134)	(9)	(150)	(11)
Exchange translation differences	(12)	23	(2)	—

At end of year	195	114	219	117

The amount as at 31 December 2009 comprises property provisions of £89m/€99m (2008: £45m/€46m), relating to sub-lease shortfalls and guarantees given in respect of certain property leases, and restructuring provisions of £106m/€120m (2008: £69m/€71m), principally relating to severance and outsourcing migration costs, and the restructuring and closure of RBI US controlled circulation titles.
8 Goodwill and intangible assets
Carrying values of goodwill and intangible assets have been reviewed for indications of impairment. Where such indications have been identified, the carrying value of the asset has been compared with the estimated value in use. As a result of this review impairment charges of £142m/€159m have been recorded in RBI, principally relating to the RBI US division, and £35m/€39m in Reed Exhibitions relating to a number of minor exhibitions. The charges reduce goodwill by £110m/€123m and acquired intangible assets by £67m/€75m.
9 Proforma ChoicePoint figures
On 19 September 2008 Reed Elsevier acquired ChoicePoint, Inc. Proforma revenue and adjusted operating profit for the business expressed in US dollars are set out below prepared on the basis of Reed Elsevier accounting policies, and as if the acquisition of ChoicePoint took place on 1 January 2008, and they exclude the results of businesses sold, transaction related expenses and other non recurring operating charges.

	$
	2009	2008
	$m	$m

Revenue	917	912
Adjusted operating profit	317	220

10 Exchange translation rates
In preparing the combined financial information the following exchange rates have been applied:

	Income statement		Statement of financial position
	2009	2008	2009	2008

Euro to sterling	1.12	1.26	1.12	1.03
US dollars to sterling	1.57	1.85	1.62	1.45
US dollars to euro	1.40	1.47	1.44	1.41

Reed Elsevier 2009 Results Announcement   33
Reed Elsevier PLC
Summary financial information
Basis of preparation
The Reed Elsevier PLC share of the Reed Elsevier combined results has been calculated on the basis of the 52.9% economic interest of the Reed Elsevier PLC shareholders in the Reed Elsevier combined businesses, after taking account of the results arising in Reed Elsevier PLC and its subsidiary undertakings. The summary financial information, presented in condensed form, has been prepared on the basis of the group accounting policies of Reed Elsevier PLC. The Reed Elsevier PLC group accounting policies are in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union and as issued by the International Accounting Standards Board, and are set out on page 149 of the Reed Elsevier Annual Reports and Financial Statements 2008. IAS1 — Presentation of Financial Statements (revised 2007) and amendments to IAS23 — Borrowing Costs, the effects of which are described on page 25, became effective and were adopted accordingly in the year. Reed Elsevier PLC’s 52.9% economic interest in the net assets of the combined businesses is shown in the statement of financial position as investments in joint ventures, net of the assets and liabilities reported as part of Reed Elsevier PLC and its subsidiary undertakings. The directors of Reed Elsevier PLC, having made appropriate enquiries, consider that adequate resources exist for the group to continue in operational existence for the foreseeable future and that, therefore, it is appropriate to adopt the going concern basis in preparing the summary financial information for the year ended 31 December 2009.
The financial information set out below has been abridged from Reed Elsevier PLC’s consolidated financial statements for the year ended 31 December 2009, which have been audited and will be filed with the UK Registrar of Companies following the Annual General Meeting. The audit report was unqualified and did not contain statements under section 498 of the Companies Act 2006.
Consolidated income statement
For the year ended 31 December 2009

	£
	2009	2008
	£m	£m

Administrative expenses	(2)	(1)
Effect of tax credit equalisation on distributed earnings	(12)	(11)
Share of results of joint ventures	213	258

Operating profit	199	246
Finance income	2	1

Profit before tax	201	247
Taxation	(6)	(6)

Profit attributable to ordinary shareholders	195	241

Earnings per ordinary share
For the year ended 31 December 2009

	£
	2009		2008
	pence		pence

Basic earnings per share
From continuing operations of the combined businesses	17.2	p	21.2	p
From discontinued operations of the combined businesses	—		0.9	p

From total operations of the combined businesses	17.2	p	22.1	p

Diluted earnings per share
From continuing operations of the combined businesses	17.1	p	21.0	p
From discontinued operations of the combined businesses	—		0.9	p

From total operations of the combined businesses	17.1	p	21.9	p

Adjusted profit and earnings per share figures are presented in note 2 as additional performance measures.

Reed Elsevier 2009 Results Announcement   34
Reed Elsevier PLC
Summary financial information
Consolidated statement of cash flows
For the year ended 31 December 2009

	£
	2009	2008
	£m	£m

Cash flows from operating activities
Cash used by operations	(2)	(1)
Interest received	2	—
Tax paid	(6)	(10)

Net cash used in operating activities	(6)	(11)

Cash flows from investing activities
Dividends received from joint ventures	—	500
Increase in investment in joint ventures	(462)	—

Net cash (used in)/from investing activities	(462)	500

Cash flows from financing activities
Equity dividends paid	(228)	(1,245)
Proceeds on issue of ordinary shares	440	32
Purchase of treasury shares	—	(20)
Decrease in net funding balances due from joint ventures	256	744

Net cash from/(used in) financing activities	468	(489)

Movement in cash and cash equivalents	—	—

Consolidated statement of financial position
As at 31 December 2009

	£
	2009	2008
	£m	£m

Non-current assets
Investments in joint ventures	927	515

Total assets	927	515

Current liabilities
Taxation	11	11

Total liabilities	11	11

Net assets	916	504

Capital and reserves
Called up share capital	180	164
Share premium account	1,159	1,154
Shares held in treasury (including in joint ventures)	(317)	(347)
Capital redemption reserve	4	4
Translation reserve	92	157
Other reserves	(202)	(628)

Total equity	916	504

Approved by the Board of Directors, 17 February 2010.

Reed Elsevier 2009 Results Announcement   35
Reed Elsevier PLC
Summary financial information
Consolidated statement of comprehensive income
For the year ended 31 December 2009

	£
	2009	2008
	£m	£m

Profit attributable to ordinary shareholders	195	241
Share of joint ventures’ other comprehensive expense for the year	(2)	(48)

Total comprehensive income for the year	193	193

Consolidated statement of changes in equity
For the year ended 31 December 2009

							£
				Capital
		Share	Shares held	redemption	Translation	Other
	Share capital	premium	in treasury	reserve	reserve	reserves	Total equity
	£m	£m	£m	£m	£m	£m	£m

Balance at 1 January 2009	164	1,154	(347)	4	157	(628)	504
Total comprehensive income for the year	—	—	—	—	(65)	258	193
Equity dividends declared	—	—	—	—	—	(228)	(228)
Issue of ordinary shares, net of expenses	16	5	—	—	—	419	440
Share of joint ventures’ settlement of share awards by employee benefit trust	—	—	30	—	—	(32)	(2)
Share of joint ventures’ increase in share based remuneration reserve	—	—	—	—	—	9	9
Equalisation adjustments	—	—	—	—	—	—	—

Balance at 31 December 2009	180	1,159	(317)	4	92	(202)	916

							£
				Capital
		Share	Shares held	redemption	Translation	Other
	Share capital	premium	in treasury	reserve	reserve	reserves	Total equity
	£m	£m	£m	£m	£m	£m	£m

Balance at 1 January 2008	163	1,123	(302)	4	(37)	617	1,568
Total comprehensive income for the year	—	—	—	—	194	(1)	193
Equity dividends declared	—	—	—	—	—	(1,245)	(1,245)
Issue of ordinary shares, net of expenses	1	31	—	—	—	—	32
Increase in shares held in treasury (including joint ventures)	—	—	(49)	—	—	—	(49)
Share of joint ventures’ settlement of share awards by employee benefit trust	—	—	4	—	—	(4)	—
Share of joint ventures’ increase in share based remuneration reserve	—	—	—	—	—	24	24
Equalisation adjustments	—	—	—	—	—	(19)	(19)

Balance at 31 December 2008	164	1,154	(347)	4	157	(628)	504

Reed Elsevier 2009 Results Announcement   36
Reed Elsevier PLC
Summary financial information
Notes to the summary financial information
1 Earnings per share

				£
	Profit attributable to ordinary			Basic earnings
	shareholders			per share
	2009	2008	2009	2008
	£m	£m	pence	pence

Reported figures	195	241	17.2p	22.1p
Share of joint ventures’ net profit from discontinued operations	—	(10)	—	(0.9)p

Profit attributable to ordinary shareholders based on the continuing operations of the combined businesses	195	231	17.2p	21.2p

2 Adjusted figures
Adjusted profit and earnings per share figures are used as additional performance measures. Adjusted earnings per share is based upon the Reed Elsevier PLC shareholders’ 52.9% economic interest in the adjusted profit attributable of the Reed Elsevier combined businesses, which is reconciled to the reported figures in note 5 to the combined financial information. The adjusted figures are derived as follows:
Earnings per share from total operations of the combined businesses

				£
	Profit attributable to ordinary			Basic earnings
	shareholders			per share
	2009	2008	2009	2008
	£m	£m	pence	pence

Reported figures	195	241	17.2p	22.1p
Effect of tax credit equalisation on distributed earnings	12	11	1.1p	1.0p
Profit attributable to ordinary shareholders based on 52.9% economic interest in the Reed Elsevier combined businesses	207	252	18.3p	23.1p
Share of adjustments in joint ventures	312	234	27.6p	21.5p

Adjusted figures	519	486	45.9p	44.6p

3 Dividends and share consolidation
Dividends declared in the year

	2009	2008	2009	2008
	pence	pence	£m	£m

Ordinary shares
Final for prior financial year	15.0p	13.6p	163	146
Interim for financial year	5.4p	5.3p	65	58

Total	20.4p	18.9p	228	204

The Directors of Reed Elsevier PLC have proposed a final dividend per ordinary share of 15.0p (2008: 15.0p). The cost of the final dividend, if approved by shareholders, is expected to be £180m. No liability has been recognised at the statement of financial position date. The Reed Elsevier PLC final dividend as approved will be paid on 21 May 2010, with ex-dividend and record dates of 28 April 2010 and 30 April 2010 respectively. Dividends paid to Reed Elsevier PLC and Reed Elsevier NV shareholders are, other than in special circumstances, equalised at the gross level inclusive of the UK tax credit received by certain Reed Elsevier PLC shareholders. The equalisation adjustment equalises the benefit of the tax credit between the two sets of shareholders in accordance with the equalisation agreement.

Reed Elsevier 2009 Results Announcement   37
Reed Elsevier PLC
Summary financial information
3 Dividends and share consolidation continued
Dividends paid and proposed relating to the financial year

	2009	2008
	pence	pence

Ordinary shares
Interim (paid)	5.4p	5.3p
Final (proposed)	15.0p	15.0p

Total	20.4p	20.3p

On 18 January 2008, the company paid a special distribution of 82.0p per ordinary share from the net proceeds of the disposal of the Education division. The distribution of £1,041m was recognised when paid. The special distribution was accompanied by a consolidation of ordinary share capital on the basis of 58 new ordinary shares of 14 51/116p for every 67 existing ordinary shares of 12.5p, reflecting the ratio of the aggregate special distribution (including that paid by Reed Elsevier NV) to the combined market capitalisation of Reed Elsevier PLC and Reed Elsevier NV (excluding the 5.8% indirect equity interest in Reed Elsevier NV held by Reed Elsevier PLC) as at 12 December 2007, the date of the announcement of the special distribution.
4 Share placing
In July 2009 the company placed 109.2m ordinary shares at 405p per share for proceeds, net of issue costs, of £435m. The number of ordinary shares issued represented 9.9% of the issued ordinary share capital prior to the placing. No share premium was recognised as the company has taken advantage of section 612 of the Companies Act 2006 regarding merger relief. The proceeds of the share placing together with other available resources were applied to increase investments in Reed Elsevier Group plc and, together with the proceeds of a comparable share placing by Reed Elsevier NV and investment in Reed Elsevier Group plc, used to repay the ChoicePoint acquisition facility and other short term debt.
5 Share capital and treasury shares

			2009	2008
			Shares in issue net	Shares in issue net
	Shares in issue	Treasury shares	of treasury shares	of treasury shares
	millions	millions	millions	millions

Number of ordinary shares
At start of year	1,136.9	(54.3)	1,082.6	1,251.3
Share consolidation	—	—	—	(168.1)
Issue of ordinary shares	110.4	—	110.4	6.4
Share repurchases	—	—	—	(3.2)
Net release/(purchase) of shares by employee benefit trust	—	4.7	4.7	(3.8)

At end of year	1,247.3	(49.6)	1,197.7	1,082.6

Average number of ordinary shares during the year			1,131.4	1,089.5

6 Contingent liabilities
There are contingent liabilities in respect of borrowings of joint ventures guaranteed jointly and severally by Reed Elsevier PLC and Reed Elsevier NV amounting to £4,381m at 31 December 2009 (2008: £5,765m).

Reed Elsevier 2009 Results Announcement   38
Reed Elsevier NV
Summary financial information
Basis of preparation
The Reed Elsevier NV share of the Reed Elsevier combined results has been calculated on the basis of the 50% economic interest of the Reed Elsevier NV shareholders in the Reed Elsevier combined businesses, after taking account of the results arising in Reed Elsevier NV and its subsidiary undertakings. The summary financial information, presented in condensed form, has been prepared on the basis of the group accounting policies of Reed Elsevier NV. The Reed Elsevier NV group accounting policies are in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union and as issued by the International Accounting Standards Board, and are set out on pages 168 to 169 of the Reed Elsevier Annual Reports and Financial Statements 2008. IAS1 — Presentation of Financial Statements (revised 2007) and amendments to IAS23 — Borrowing Costs, the effects of which are described on page 25, became effective and were adopted accordingly in the year. Reed Elsevier NV’s 50% economic interest in the net assets of the combined businesses is shown in the statement of financial position as investments in joint ventures, net of the assets and liabilities reported as part of Reed Elsevier NV and its subsidiary undertakings. The Combined Board of Reed Elsevier NV, having made appropriate enquiries, consider that adequate resources exist for the group to continue in operational existence for the foreseeable future and that, therefore, it is appropriate to adopt the going concern basis in preparing the summary financial information for the year ended 31 December 2009.
The financial information set out below has been abridged from Reed Elsevier NV’s consolidated financial statements for the year ended 31 December 2009, which have been audited and will be filed with the Dutch Chamber of Commerce following the Annual General Meeting. The audit report was unqualified.
Consolidated income statement
For the year ended 31 December 2009

	€
	2009	2008
	€m	€m

Administrative expenses	(2)	(3)
Share of results of joint ventures	197	239

Operating profit	195	236
Finance income	22	77

Profit before tax	217	313
Taxation	2	(19)

Profit attributable to ordinary shareholders	219	294

Earnings per ordinary share
For the year ended 31 December 2009

	€
	2009	2008
	€	€

Basic earnings per share
From continuing operations of the combined businesses	€0.32	€0.43
From discontinued operations of the combined businesses	—	€0.01

From total operations of the combined businesses	€0.32	€0.44

Diluted earnings per share
From continuing operations of the combined businesses	€0.31	€0.43
From discontinued operations of the combined businesses	—	€0.01

From total operations of the combined businesses	€0.31	€0.44

Adjusted profit and earnings per share figures are presented in note 2 as additional performance measures.

Reed Elsevier 2009 Results Announcement   39
Reed Elsevier NV
Summary financial information
Consolidated statement of cash flows
For the year ended 31 December 2009

	€
	2009	2008
	€m	€m

Cash flows from operating activities
Cash used by operations	(2)	(2)
Interest received	24	78
Tax paid	(8)	(17)

Net cash from operating activities	14	59

Cash flows from investing activities
Dividends received from joint ventures	—	1,200
Increase in investment in joint ventures	(531)	—

Net cash (used in)/from investing activities	(531)	1,200

Cash flows from financing activities
Equity dividends paid	(260)	(1,569)
Proceeds on issue of ordinary shares	470	27
Purchase of treasury shares	—	(25)
Decrease in net funding balances due from joint ventures	298	311

Net cash from/(used in) financing activities	508	(1,256)

Movement in cash and cash equivalents	(9)	3

Consolidated statement of financial position
As at 31 December 2009

	€
	2009	2008
	€m	€m

Non-current assets
Investments in joint ventures	1,031	551
Current assets
Amounts due from joint ventures — other	2	4
Cash and cash equivalents	3	12

	5	16

Total assets	1,036	567

Current liabilities
Payables	10	10
Taxation	56	66

Total liabilities	66	76

Net assets	970	491

Capital and reserves
Share capital issued	53	49
Paid-in surplus	2,168	1,712
Shares held in treasury (including in joint ventures)	(434)	(477)
Translation reserve	(153)	(138)
Other reserves	(664)	(655)

Total equity	970	491

Approved by the Combined Board of Directors, 17 February 2010.

Reed Elsevier 2009 Results Announcement   40
Reed Elsevier NV
Summary financial information
Consolidated statement of comprehensive income
For the year ended 31 December 2009

	€
	2009	2008
	€m	€m

Profit attributable to ordinary shareholders	219	294
Share of joint ventures’ other comprehensive income/(expense) for the year	42	(232)

Total comprehensive income for the year	261	62

Consolidated statement of changes in equity
For the year ended 31 December 2009

						€
			Shares held	Translation
	Share capital	Paid-in surplus	in treasury	reserve	Other reserves	Total equity
	€m	€m	€m	€m	€m	€m

Balance at 1 January 2009	49	1,712	(477)	(138)	(655)	491
Total comprehensive income for the year	—	—	—	(25)	286	261
Equity dividends declared	—	—	—	—	(260)	(260)
Issue of ordinary shares, net of expenses	4	456	21	—	(11)	470
Share of joint ventures’ settlement of share awards by employee benefit trust	—	—	32	—	(34)	(2)
Share of joint ventures’ increase in share based remuneration reserve	—	—	—	—	10	10
Equalisation adjustments	—	—	—	—	—	—
Exchange translation differences	—	—	(10)	10	—	—

Balance at 31 December 2009	53	2,168	(434)	(153)	(664)	970

						€
			Shares held	Translation
	Share capital	Paid-in surplus	in treasury	reserve	Other reserves	Total equity
	€m	€m	€m	€m	€m	€m

Balance at 1 January 2008	49	1,685	(459)	(159)	900	2,016
Total comprehensive income for the year	—	—	—	57	5	62
Equity dividends declared	—	—	—	—	(1,569)	(1,569)
Issue of ordinary shares, net of expenses	—	27	—	—	—	27
Increase in shares held in treasury (including joint ventures)	—	—	(59)	—	—	(59)
Share of joint ventures’ settlement of share awards by employee benefit trust	—	—	5	—	(5)	—
Share of joint ventures’ increase in share based remuneration reserve	—	—	—	—	29	29
Equalisation adjustments	—	—	—	—	(15)	(15)
Exchange translation differences	—	—	36	(36)	—	—

Balance at 31 December 2008	49	1,712	(477)	(138)	(655)	491

Reed Elsevier 2009 Results Announcement   41
Reed Elsevier NV
Summary financial information
Notes to the summary financial information
1 Earnings per share

				€
	Profit attributable to ordinary			Basic earnings
		shareholders		per share
	2009	2008	2009	2008
	€m	€m	€	€

Reported figures	219	294	€0.32	€0.44
Share of joint ventures’ net profit from discontinued operations	—	(5)	—	€(0.01)

Profit attributable to ordinary shareholders based on the continuing operations of the combined businesses	219	289	€0.32	€0.43

2 Adjusted figures
Adjusted profit and earnings per share figures are used as additional performance measures. Adjusted earnings per share is based upon the Reed Elsevier NV shareholders’ 50% economic interest in the adjusted profit attributable of the Reed Elsevier combined businesses, which is reconciled to the reported figures in note 5 to the combined financial information. The adjusted figures are derived as follows:
Earnings per share from total operations of the combined businesses

				€
	Profit attributable to ordinary			Basic earnings
		shareholders		per share
	2009	2008	2009	2008
	€m	€m	€	€

Reported figures	219	294	€0.32	€0.44
Share of adjustments in joint ventures	331	286	€0.47	€0.43

Adjusted figures	550	580	€0.79	€0.87

3 Dividends and share consolidation
Dividends declared in the year

				€
	2009	2008	2009	2008
	€	€	€m	€m

Ordinary shares
Final for prior financial year	€0.290	€0.311	185	198
Interim for financial year	€0.107	€0.114	75	72
Total	€0.397	€0.425	260	270

R-shares	—	—	—	—

The Directors of Reed Elsevier NV have proposed a final dividend per ordinary share of €0.293 (2008: €0.290). The cost of the final dividend, if approved by shareholders, is expected to be €205m. No liability has been recognised at the statement of financial position date. The Reed Elsevier NV final dividend as approved will be paid on 21 May 2010, with ex-dividend and record dates of 22 April 2010 and 26 April 2010 respectively. Dividends paid to Reed Elsevier PLC and Reed Elsevier NV shareholders are, other than in special circumstances, equalised at the gross level inclusive of the UK tax credit received by certain Reed Elsevier PLC shareholders.

Reed Elsevier 2009 Results Announcement    42
Reed Elsevier NV
Summary financial information
3 Dividends and share consolidation continued
Dividends paid and proposed relating to the financial year

		€
	2009	2008
	€	€

Ordinary shares
Interim (paid)	€0.107	€0.114
Final (proposed)	€0.293	€0.290
Total	€0.400	€0.404

R-shares	—	—

On 18 January 2008, the company paid a special distribution of €1.767 per ordinary share from the net proceeds of the disposal of the Education division. The distribution of €1,299m was recognised when paid. The special distribution was accompanied by a consolidation of ordinary share capital on the basis of 58 new ordinary shares of €0.07 for every 67 existing ordinary shares of €0.06, reflecting the ratio of the aggregate special distribution (including that paid by Reed Elsevier PLC) to the combined market capitalisation of Reed Elsevier NV (excluding the 5.8% indirect equity interest in Reed Elsevier NV held by Reed Elsevier PLC) and Reed Elsevier PLC as at 12 December 2007, the date of the announcement of the special distribution. The existing R-shares of €0.60 were consolidated on a similar basis into new R-shares of €0.70.
4 Share placing
In July 2009 the company placed 63.0m ordinary shares at €7.08 per share for proceeds, net of issue costs, of €441m. The number of ordinary shares issued represented 9.9% of the issued ordinary share capital prior to the placing. The company also issued 387,638 R-shares to a subsidiary of Reed Elsevier PLC for total proceeds of €29m. The proceeds of the share issues together with other available resources were applied to increase investments in Reed Elsevier Group plc and, together with the proceeds of a comparable share placing by Reed Elsevier PLC and investment in Reed Elsevier Group plc, used to repay the ChoicePoint acquisition facility and other short term debt.
5 Share capital and treasury shares

			2009	2008
			Shares in issue net	Shares in issue net
	Shares in issue	Treasury shares	of treasury shares	of treasury shares
	millions	millions	millions	millions

Number of ordinary shares
At start of year	660.6	(35.2)	625.4	724.9
Share consolidation	—	—	—	(97.4)
Issue of ordinary shares	63.1	—	63.1	2.4
Share repurchases	—	—	—	(2.1)
Net release/(purchase) of shares by employee benefit trust	—	3.0	3.0	(2.4)

At end of year	723.7	(32.2)	691.5	625.4

Average number of equivalent ordinary shares during the year			693.9	669.0

The average number of equivalent ordinary shares takes into account the “R” shares in the company held by a subsidiary of Reed Elsevier PLC, which represent a 5.8% interest in the company’s share capital.
6 Contingent liabilities
There are contingent liabilities in respect of borrowings of joint ventures guaranteed jointly and severally by Reed Elsevier NV and Reed Elsevier PLC amounting to €4,913m at 31 December 2009 (2008: €5,917m).

Reed Elsevier 2009 Results Announcement    43
Additional information for
US investors
Summary financial information in US dollars
This summary financial information in US dollars is a simple translation of the Reed Elsevier combined financial information into US dollars at the rates of exchange set out in note 10 to the combined financial information. The financial information provided below is prepared in accordance with accounting principles as used in the preparation of the Reed Elsevier combined financial information. It does not represent a restatement under US Generally Accepted Accounting Principles (“US GAAP”), which would be different in some significant respects.
Combined income statement

	$
	2009	2008
	US$m	US$m

Revenue — continuing operations	9,531	9,868
Operating profit — continuing operations	1,236	1,667
Profit before tax — continuing operations	683	1,141
Net profit from discontinued operations	—	33
Net profit attributable to parent companies’ shareholders — total operations	614	881

Adjusted operating profit — continuing operations	2,465	2,551
Adjusted profit attributable to parent companies’ shareholders — total operations	1,542	1,700

Basic earnings per American Depositary Share (ADS) — total operations	US$	US$
Reed Elsevier PLC (Each ADS comprises four ordinary shares)	$1.08	$1.64
Reed Elsevier NV (Each ADS comprises two ordinary shares)	$0.90	$1.29
Adjusted earnings per American Depositary Share (ADS) — total operations
Reed Elsevier PLC (Each ADS comprises four ordinary shares)	$2.88	$3.30
Reed Elsevier NV (Each ADS comprises two ordinary shares)	$2.21	$2.56

Adjusted earnings per American Depository Share is based on Reed Elsevier PLC shareholders’ 52.9% and Reed Elsevier NV shareholders’ 50% respective shares of the adjusted profit attributable of the Reed Elsevier combined businesses. Adjusted figures are presented as additional performance measures and are reconciled to the reported figures at their sterling and euro amounts in note 5 to the combined financial information and in note 2 to the summary financial information of the respective parent companies.
Combined statement of cash flows

		$
	2009	2008
	US$m	US$m

Net cash from operating activities — continuing operations	1,870	1,957
Net cash used in investing activities — continuing operations	(493)	(4,257)
Net cash used in financing activities — continuing operations	(904)	(1,633)
Net cash used in discontinued operations	—	(89)

Increase/(decrease) in cash and cash equivalents	473	(4,022)

Adjusted operating cash flow — continuing operations	2,446	2,603

Reed Elsevier 2009 Results Announcement   44
Additional information for
US investors
Combined statement of financial position

	$
	2009	2008
	US$m	US$m

Non-current assets	14,186	14,983
Current assets	4,167	3,601
Assets held for sale	8	71

Total assets	18,361	18,655

Current liabilities	6,259	5,957
Non-current liabilities	9,244	11,273
Liabilities associated with assets held for sale	8	3

Total liabilities	15,511	17,233

Net assets	2,850	1,422

Reed Elsevier 2009 Results Announcement   45
Investor Information
Notes for Editors
Reed Elsevier is a world leading publisher and information provider and its principal operations are in North America and Europe. Its two parent companies — Reed Elsevier PLC and Reed Elsevier NV — are listed on the London and Amsterdam Stock Exchanges respectively, and also on the New York Stock Exchange. The returns to their respective shareholders are equalised in terms of dividend and capital rights. ‘Reed Elsevier’ and ‘the combined businesses’ comprise Reed Elsevier PLC and Reed Elsevier NV plus their two jointly owned companies, Reed Elsevier Group plc and Elsevier Reed Finance BV, and their respective subsidiaries and joint ventures.
The Reed Elsevier PLC 2009 Annual Reports and Financial Statements are expected to be posted to Reed Elsevier PLC shareholders on 18 March 2010, at which time they will also be available on the Reed Elsevier website at www.reedelsevier.com. Copies of the Reed Elsevier PLC and Reed Elsevier NV 2009 Annual Report and Financial Statements will be available to shareholders in Reed Elsevier NV on request. Copies of the 2009 Results Announcement are available to the public from the respective companies:

Reed Elsevier PLC	Reed Elsevier NV
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United Kingdom	The Netherlands